Paris, February 6th, 2007

Publicis Groupe: 2006 Business performance

Organic Growth:

•4thQuarter: +6.3%
•Full year: +5.6%

Revenue:

•4thQuarter: € 1,251 million (+4.8% from 2005)
•Full year: € 4,386 million (+6.3% from 2005)

Net New business in 2006: $3.3 billion

Promising Outlook for 2007

Maurice Lévy, Chairman & CEO of Publicis Groupe comments:

“In the fourth quarter of 2006 the Groupe returned to growth rates more in line with its fundamental strengths. All geographical regions and all of our networks contributed to these improved results.

The pace of business was excellent, especially considering that year-on-year comparisons are with a particularly strong fourth quarter in 2005 -- when growth reached 8.6%, its peak for the year. This confirms impressions that the softening observed in the third quarter of 2006 was temporary in nature and not a reflection of an underlying trend.

Prospects for business in 2007 are favorable, with organic growth set to gain significant momentum from two drivers: interactive communications, which will contribute almost 15% of revenues following the integration of Digitas, and the continued strong growth in emerging markets, which already account for
21% of revenues.

Finally, we are confident about our levels of operating margin, net income and cash flow for the 2006 financial year.”

Publicis Groupe's consolidated revenues for 2006 amounted to €4,386 million, a 6.3% increase from
2005.

Organic growth for the year came in at 5.6%, beating Groupe expectations, and resulting from the strong fourth quarter performance.

Fourth-quarter acceleration

With fourth quarter revenues amounting to €1,251 million, Publicis Groupe posted organic growth of
6.3%, a rate better reflecting the Group’s actual business strengths than the slackening observed in the third quarter.

4th Quarter 2006 Revenue by Geography

                                                     € Millions                        Organic Growth

Europe	530	+ 5.5%
North America	491	+6.6%
Asia-Pacific	134	+3.4%
Latin America	60	+10.9%
Africa & Middle East	36	+ 16.3%

Total	1,251	+6.3%

All geographical regions contributed to this satisfactory performance.

Europe: Business was up in most countries, with growth firmer than in the previous quarter.

Latin America: Growth was still firm in Mexico and improved in Brazil.

North America: As expected, North America has seen some contribution from 2006 new business wins and growth has picked up again, supported by the media agencies, healthcare communications and advertising agencies.

Asia: The Groupe saw a marked improvement in Korea and China after the selective growth policy voluntarily put into place at the beginning of 2006.

Africa and the Middle East: As indicated, the timing issue in media revenue in the 3rd quarter, was more than offset in the 4th quarter, with a high level of growth more in line with its usual pace.

Full-year revenues approach €4.4 billion, or nearly $5.7 billion

The consolidated revenues of Publicis Groupe for 2006 came to €4,386 million, or nearly $ 5,700 million, an increase of 6.3%. Exchange-rate effects were again moderate, with a negative impact of €8 million.

Changes in the scope of consolidation made a net positive contribution of €32 million, reflecting a rise in M&A transactions from previous years.

2006 Revenue by Geography

	€ Millions	Organic
		Growth

Europe	1, 747	+5.0%
North America	1, 842	+5.1%
Asia-Pacific	471	+5.3%
Latin America	214	+9.3%
Africa & Middle East	112	+20.0%

Total	4, 386	+5.6%

Full-year organic growth reached 5.6% with all networks and geographical regions making satisfactory contributions.

Consistent growth rates posted by Publicis Groupe have allowed it to almost double its revenues in the last five years.

New Business

Net New Business booked by Groupe networks came to around $500 million in the fourth quarter of 2006, setting the full-year total at $3.3 billion.

2007 Outlook

• A very promising start for 2007 in new business: In the month of January alone, the Groupe won a number of sizeable new accounts, including US media buying and consultancy accounts for Wal-Mart and
Fox together with the US creative and media assignments for Wendy's.

• Prospects are favorable in all geographic regions: especially in Europe and North America which offer positive trends. Emerging markets should make a stronger contribution to the Groupe’s growth than in 2006.

• Finally, the strategic evolution of the Groupe in digital, with the integration of Digitas (transaction closed on January 31st, 2007), allows Publicis Groupe to provide an innovative and comprehensive offer to the world’s biggest brands. This new dimension will enable the Groupe to make the most of vigorous demand in interactive communications.

2006 Full-Year results

Publicis Groupe results for 2006 will be announced on Wednesday, February 28th before the opening of the
Paris Stock Exchange. An analysts' meeting is scheduled for 9 a.m. on the same day at Groupe headquarters, with a simultaneous webcast on www.finance.publicisgroupe.com.

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Publicis Groupe (Euronext Paris: FR0000130577 and NYSE: PUB) is the world’s fourth largest communications group, as well as world’s second largest media counsel and buying group. Its activities span 104 countries on five continents.
The Groupe’s communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty; media consultancy and buying through two worldwide networks
ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications with a worldwide leadership.
Web sites: www.publicisgroupe.com and www.finance.publicisgroupe.com

Publicis Groupe Contacts:

Pierre Bénaich, Investor Relations: +33 1 44 43 65 00
Eve Magnant, VP, Corporate Communications: +33 1 44 43 70 25

New business for Publicis Groupe in Q4 2006

Publicis

Renault (South and Central America, Baltic states) — Sanofi / Pasteur vaccines (Worldwide) — P&G
(promotion, China) — Disney (promotion, China) — Mengniu Dairy (China) — Tencent (China) — Marriott
Group (Asia) — Federal Government / National Security (Australia) — EasyJet (Germany) — HP (extension,
Germany) — Otto Publishing (Germany) — Telecom Italia /Alice (Germany).

Leo Burnett

HBos marketing services (UK) — Barclay’s Ishares (UK, France, Germany) — Le Gaulois (France) — Online
Computer Library Center (USA) — P&G / Herbal Essences (USA) — AstraZeneca / Seroquel (Costa Rica)
— Yakult (Austria) — Manabee (UAE) — WimmBillDann Juices (Russia) — EFKO (Russia).

Saatchi & Saatchi

Toyota / Auris (Europe) — Cold Stone Creamery (USA) — China Mobile (extension, Zhejiang Province,
China) — Pataks (Australia) — Sony (project, Russia) — Champagne Lanson (UK) —
Bridgestone (Middle East) — Sudatel Telecom (Middle East) — P&G (project, marketing services, UK) —
National Lottery (Ecuador) — Chip&Pin ATM (Saudi Arabia) — Carlsberg / Falcon Beer (Sweden).

Fallon

Garmin (UK)

Starcom MediaVest Group (media buying and consultancy)

EMI (UK) — Premier (UK) — Phillip Morris (Colombia) — Farmatodo (Venezuela) — Pantaloons (India) —
Friesland Foods (Netherlands) — Peroni Drinks (Italy) — Api-Ip (Italy) — Skoda Motors (Poland) — Binda
Accessories (Italy) — Kohler (China).

ZenithOptimedia (media buying and consultancy)

Artsana (Italy) — L’Oréal (extension, China) — Xfera Yoigo (Spain) — Banco Popular-e.com (Spain) —
Reckitt-Benckiser (Poland) — PKO (Poland) — Kao Brands / Guhl (Germany) — MGA Entertainment (Germany).

Publicis Healthcare Communications Group (PHCG) and Publicis Public Relations and Corporate Communications Group (PRCC) also booked a large number of new accounts.

Significant accounts lost during the quarter were SFR (France), EDF (France) and Heineken (USA).